ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Winmill & Co. Incorporated	96394112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 12, 2012	October 1, 2012 to October 1, 2013	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Midas Perpetual Portfolio, Inc.

is changed to:

o	Midas Perpetual Portfolio, a series of
Midas Series Trust

Midas Magic, Inc.

is changed to:

o	Midas Magic, a series of
Midas Series Trust

Midas Fund, Inc.

is changed to:

o	Midas Fund, a series of
Midas Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Winmill & Co. Incorporated	96394112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 9, 2012	October 1, 2012 to October 1, 2013	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

CEF Advisers, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)

SECRETARY'S CERTIFICATE
OF
DIVIDEND AND INCOME FUND, FOXBY CORP., GLOBAL INCOME FUND, INC.,
MIDAS SERIES TRUST
(COLLECTIVELY, THE "FUNDS")

On this 28th day of November, 2012, the undersigned, John F. Ramirez, does hereby certify that he is the duly elected and presently incumbent Secretary of the Funds, and is authorized to execute and deliver this Certificate and does hereby further certify that:

The following resolutions are a true, correct, and complete copy of resolutions duly adopted unanimously first by all of the directors of each Fund who are not “interested persons” of each Fund, voting separately, and then by all of the directors or trustees of each Fund present at a meeting of the Boards of Directors of the Funds duly called and held on September 12, 2012, at which a quorum was present and acting throughout; and such resolutions have not been amended, modified, or rescinded and remain in full force and effect on the date hereof.

RESOLVED, that, upon due consideration of all relevant factors, including but not limited to the value of the aggregate assets of the Funds to which any Covered Person (as defined in Rule 17g-1(b) under the Investment Company Act of 1940) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the portfolio securities of the Funds, the joint insured bond, issued by ICI Mutual Insurance Company (the "Bond") between each Fund, Bexil Corporation, Bexil Advisers LLC, CEF Advisers, Inc., Midas Management Corporation, Midas Securities Group, Inc., and Winmill & Co. Incorporated shall be in the minimum amount permitted by Rule 17g-1 of the 1940 Act; and be it further

RESOLVED, that, upon due consideration of all relevant factors, including but not limited to the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the increase of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each insured is less than the premium each insured would have had to pay if it provided and maintained a single insured bond, the officers of each insured be, and they hereby are, authorized to cause each insured to pay the proportion of the premium for said Bond allocated to it based upon its net assets relative to the other parties named as insureds; and be it further

RESOLVED, that any President, Vice Chairman or Vice President of each insured be, and hereby is, authorized to secure coverage under the joint insured agreement on behalf of each insured, and any actions previously taken by such officers with respect to securing coverage under the joint insured agreement be, and they hereby are, ratified and approved in all respects; and be it further

RESOLVED, that John F. Ramirez be, and hereby is, designated as the officer who shall make the filings and give notices required by Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned being duly authorized has executed this Secretary's Certificate of the Funds.

/s/John F. Ramirez
John F. Ramirez
Secretary

The amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint bond is as follows:

Dividend and Income Fund	$525,000
Foxby Corp.	$150,000
Global Income Fund, Inc.	$350,000
Midas Series Trust	$450,000

The period for which premiums have been paid with respect to this bond is October 1, 2012 to October 1, 2013.

JOINT INSURED AGREEMENT

Agreement made as of the 12th day of October, 2012, by and among Bexil Corporation, Bexil Advisers LLC, Dividend and Income Fund, Global Income Fund, Inc., Foxby Corp., Midas Series Trust, Midas Securities Group, Inc., Midas Management Corporation, and Winmill & Co. Incorporated (hereinafter referred to, collectively with the Funds, as the “Assureds”).

WHEREAS, the Assureds are jointly insured under an Investment Company Blanket Bond (“Bond”) issued by the ICI Mutual Insurance Company;

NOW, THEREFORE, in consideration of the mutual covenants set forth below, the parties agree as follows:

1. The aggregate face amount of the Bond shall at all times be equal to or greater than the aggregate of the amounts set forth as the minimum amount for each Fund (based on the gross assets of each) under sub-paragraph (d)(1) of Rule 17g-1, promulgated under the Investment Company Act of 1940, as amended.

2. In the event of a recovery by two or more of the Assureds under the Bond in connection with a single loss, such recovery shall be divided among the Assureds suffering such loss in proportion to the respective amounts of each such Assured's loss.

3. In the event a loss suffered by any of the Assureds is not fully recoverable under this Bond, or under any other bond naming such Assured as an insured, the recovery under the Bond shall be allocated among the Assureds on an equitable and proportionate basis provided, however, that each Fund shall receive as least the amount of coverage approved by the directors of such Fund in accordance with paragraph (d) of said Rule 17g-1 (but, in any event, not less than the amount of the minimum coverage set forth in subparagraph (d)(1) of said Rule 17g-1, applicable to an investment company having the same gross assets as such Fund).

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IN WITNESS WHEREOF, each of the Assureds has executed this agreement as of the date and year above written.

Bexil Corporation By: /s/John F. Ramirez John F. Ramírez, Vice President	Midas Securities Group, Inc. By: /s/John F. Ramirez John F. Ramírez, Vice President

Bexil Advisers LLC By: /s/John F. Ramirez John F. Ramírez, Vice President	Midas Management Corporation By: /s/John F. Ramirez John F. Ramírez, Vice President

Dividend and Income Fund By: /s/John F. Ramirez John F. Ramírez, Vice President	Midas Series Trust By: /s/John F. Ramirez John F. Ramírez, Vice President

Foxby Corp. By: /s/John F. Ramirez John F. Ramírez, Vice President	Winmill & Co. Incorporated By: /s/John F. Ramirez John F. Ramírez, Vice President

Global Income Fund, Inc. By: /s/John F. Ramirez John F. Ramírez, Vice President

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